Exhibit 99.2

Collective Mining Drills 426 Metres at 1.51 g/t Gold Equivalent in Step-Out as well as 47.25 Metres at 5.45 g/t Gold Equivalent Near Surface at its Bulk Tonnage Main Breccia Discovery in Colombia

●	Drilling results from two step out holes, APC-22 and APC-23, have expanded the copper-silver-gold footprint of the Main Breccia discovery at the Apollo target to the north and east.

●	Step-out drill hole APC-22, which expanded the system more than 100 metres to the north, intersected 426 metres @ 1.51 g/t gold equivalent.

●	Near the beginning of hole APC-22, two shallow zones of high-grade mineralization were encountered highlighted by 47.25 metres @ 5.45 g/t gold equivalent from 60 metres vertical.

●	APC-22 was terminated at 734 metres depth due to rig capacity and bottomed while still in mineralization averaging 3.3 metres @ 0.48 g/t gold.

●	Step-out drill hole APC-23, which intersected a mix of continuously mineralized angular breccia (higher grade) and flour breccia (lower grade), expanded the system to the east by intercepting 71.7 metres @ 1.01 g/t gold equivalent.

●	Assay results are still pending for holes 25 through 30 drilled into the Main Breccia system at the Apollo target with the 2023 program set to kickoff over the coming days.

Ari Sussman, Executive Chairman commented: “APC-22 is an important drill hole for the Company. Firstly, it significantly expanded the mineralized footprint of the system to the north-northeast and remains completely open for further expansion. Secondly, the near surface high-grade intercept in the hole, which was enriched by both porphyry style copper and gold and low sulphidation derived precious metals flooding the breccia matrix, opens up a new high-grade area for drilling. Drill hole APC-29, for which we do not yet have assay results and was drilled from the same pad, intersected similar style mineralization near surface at even greater intensity than APC-22. We believe that we have a “tiger by the tail” and that the system will continue to grow both in grade and scale with further drilling.”

Toronto, Ontario, January 11, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from two step-out holes and one shallow hole drilled into the Main Breccia discovery at the Apollo target (“Apollo”), which is part of the Guayabales project located in Caldas, Colombia. The Main Breccia discovery is a high-grade, bulk tonnage copper-silver-gold porphyry-related system, which owes its excellent metal endowment to multiple phases of mineralization which includes older copper-silver-gold porphyry mineralization and younger, overprinting, precious metal rich sheeted carbonate base metal vein systems.

Details (See Table 1 and Figures 1–4)

Assay results for twenty-five diamond drill holes have now been announced at Apollo with results for a further six holes expected in the near term. This press release deals with results from two step out holes drilled to extend the deposit northwards and eastwards, and a shallow hole drilled on the western side of the deposit. Results and details of three drill holes are summarized below.

APC-22 is a step out hole drilled to the north-northeast from Pad 3 to a maximum depth of 734.8 metres and intercepted three mineralized zones. The two shallow zones are located directly beneath surface outcrops with the initial 47.25 metre intercept commencing at 89.25 metres downhole (60 metres vertical), and a second zone starting at 167 metres downhole with 16.80 metres of mineralization (100 metres vertical). Mineralization in these shallow zones is hosted within the matrix of angular quartz diorite breccia with sulphides consisting of chalcopyrite (1%-2.5%), pyrrhotite (1%) and pyrite (1%-1.5%). Finally, the third zone, which starts at 308.80 metres downhole (276 metres vertical) hit 424.10 metres of continuous mineralization until the end of the drillhole at 734.80 metres in length (650 metres vertical). This long and continuous zone of mineralization consists of chalcopyrite (0.5%) and pyrite (1%-2%) in the breccia matrix which is in turn overprinted by multiple zones of sheeted carbonate base metal (“CBM”) vein material, which are predominantly sphalerite rich with minor galena. The hole bottomed in mineralization due to the limitations of the drill rig with assay results as follows:

o	47.25 metres @ 5.45 g/t gold equivalent consisting of 4.65 g/t Au, 22 g/t Ag, 0.39% Cu and 30 ppm Mo from 89.25 metres downhole (60 metres vertical depth).

o	16.80 metres @ 4.56 g/t gold equivalent consisting of 2.59 g/t Au, 79 g/t Ag, 0.50% Cu and 20 ppm Mo from 167.0 metres downhole (100 metres vertical depth).

o	426.0 metres @ 1.51 gold equivalent consisting of 1.05 g/t Au, 23 g/t Ag, 0.08% Cu and 10 ppm Mo from 308.80 metres downhole (276 metres vertical depth) and includes; 64.85 metres @ 3.67 g/t gold equivalent, 25.8 metres @ 2.59 g/t gold equivalent and 15.55 metres @ 2.04 g/t gold equivalent.

Hole APC-23 was drilled south from pad 5 to a maximum downhole length of 454.9 metres. This step- out hole aimed to test for an eastern extension to the Main Breccia system. The hole intercepted mineralization over 71.7 metres begining at 311.4 metres downhole. Mineralization in this eastern area occurs in both angular (higher grade) and fluid breccia (lower grade) morphologies and is associated with sulphide cement containing both pyrite and pyrrhotite with some overprinting CBM veins with assay results as follows:

o	71.70 metres @ 1.01 g/t gold equivalent, including 17.3 metres grading 1.69 g/t gold equivalent.

Hole APC-24 was a shallow hole drilled south-southwest from Pad 4 to test for western extensions to the main breccia. The hole drilled to a maximum downhole length of 349.9 metres and only intersected mineralized crackle breccia from 101 metres (85 metres vertical depth). Gold and silver mineralization relates to matrix sulphides including pyrite (1%) and pyrrhotite (0.5%) with overprinting CBM veinlets containing sphalerite and some galena. The crackle breccia locates peripherally and above the Main Breccia system. Steeper drilling is thus required in this area to intersect the Main Breccia body. Nevertheless, mineralization was observed in the crackle breccia and returned the following results:

o	50.60 metres @ 1.28 g/t gold equivalent from 101 metres downhole depth (85 metres vertical) including 10.15 metres @ 2.25 g/t gold equivalent.

In 2022, a total of 14,975 metres (31 holes) were drilled at the Apollo target. To date assay results have been released for 25 holes with results for the holes that remain outstanding expected in early 2023.

The Company’s 2023 drill program will begin in the coming days and will focus on targeting the high-grade subzones within the Main Breccia system while simultaneously expanding the potential size of the system. Additionally, the Company will remain aggressive in testing new targets at Apollo including the newly generated copper and molybdenum porphyry target located 150 metres south of the Main Breccia system.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers an 1,000 metres X 1,200 metres area. The Apollo target area hosts the Company’s Main Breccia discovery plus a vein system located above and on the eastern flank of the Main Breccia discovery. Multiple additional untested breccia, porphyry and vein targets have been generated with drilling to begin testing these targets in Q1, 2023. The overall Apollo target area also remains open for further expansion.

Table 1: Apollo Target Assays Results for Holes APC-22 to APC-24

HoleID	From (m)	To (m)	Intercept (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %	AuEq (g/t)*
APC-22	89.25	136.50	47.25	4.65	22	0.39	0.003	5.45
	167.00	183.80	16.80	2.59	79	0.50	0.002	4.56
and	308.80	734.80	426.00	1.05	23	0.08	0.001	1.51
Incl	406.15	471.00	64.85	3.16	33	0.08	0.001	3.67
	568.10	593.90	25.80	2.23	25	0.05	0.001	2.59
	665.85	681.40	15.55	1.59	26	0.07	0.001	2.04
APC-23	311.35	383.05	71.70	0.86	10	0.02	0.001	1.01
	359.1	376.4	17.30	1.47	14	0.04	0.001	1.69
APC-24	101.00	151.60	50.60	1.15	10	0.02	0.001	1.28
Incl	110.05	120.20	10.15	2.19	8	0.01	0.003	2.25
	128.75	134.75	6.00	2.04	11	0.02	0.001	2.15
and	316.25	317.65	1.40	4.85	26	0.08	0.001	5.15

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.95) + (Ag g/t x 0.016 x 0.95) + (Cu (%) x 1.83 x 0.95)+ (Mo (%)*9.14 x 0.95) and CuEq (%) is calculated as follows: (Cu (%) x 0.95) + (Au (g/t) x 0.51 x 0.95) + (Ag (g/t) x 0.01 x 0.95)+ (Mo(%)x 3.75 x 0.95) utilizing metal prices of Cu – US$4.00/lb, Ag – $24/oz Mo US$20.00/lb and Au – US$1,500/oz and recovery rates of 95% for Au, Ag, Mo and Cu. Recovery rate assumptions are speculative as no metallurgical work has been completed to date.

**	A 0.2 g/t AuEq cut-off grade was employed with no more than 15% internal dilution. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Main Breccia Discovery at Apollo Highlighting Drill Holes APC-22 & APC-23 and Outstanding Holes Which May Expand the Main Breccia Mineralized Footprint

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target

Figure 3: Apollo Target: Main Breccia Cross Section with Core Photo Highlights from APC-22

Figure 4: Apollo Target: Core Photo Highlights from APC-23

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company based in Canada, with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper, silver and gold Main Breccia discovery. The Company’s near-term objective is to continue with expansion drilling of the Main Breccia discovery while increasing confidence in the highest-grade portions of the system.

Management, insiders and close family and friends own nearly 35% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Steven Gold, Vice President, Corporate Development and Investor Relations
Tel. +1 (416) 648-4065

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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